UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Holdings, Inc.

File No. 1-36569 - CF#35343

       Lantheus Holdings, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2017.

       Based on representations by Lantheus Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.1   through April 25, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Vanessa A. Countryman
                         Secretary